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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 8-B

                       FOR REGISTRATION OF SECURITIES OF
                           CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                    CRESCENT REAL ESTATE EQUITIES COMPANY
             (Exact Name of Registrant as Specified in its Charter)


                TEXAS                                                 52-1862813
    -----------------------------                               ---------------------
(State or Other Jurisdiction of Organization)               (IRS Employer Identification No.)


     777 Main Street, Suite 2100                                         76102
          Fort Worth, Texas
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(Address of  Principal Executive Offices)                              (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                        Name of Each Exchange on Which
       to be so Registered                        Each Class is to be Registered
       -------------------                        ------------------------------

Common Shares, $.01 par value                        New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

         ITEM 1.  GENERAL INFORMATION

         Crescent Real Estate Equities Company, a Texas real estate investment trust (the "Registrant"), was organized pursuant to the provisions of the Texas Real Estate Investment Trust Act in the State of Texas on December 30, 1996.

         The Registrant's fiscal year end is December 31.

         ITEM 2.  TRANSACTION OF SUCCESSION

         At the time of the succession of Crescent Real Estate Equities, Inc., a Maryland corporation ("Crescent-Maryland"), into the Registrant by merger (the "Merger"), Crescent-Maryland's common stock, par value $.01 per share, was registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

         The securities of the Registrant have been issued to the shareholders of Crescent-Maryland pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), as adopted and recommended by the Board of Directors of Crescent-Maryland and the Board of Trust Managers of the Registrant, and approved by the respective shareholders of both Crescent-Maryland and the Registrant. In accordance with the Merger Agreement, at the effective time of the Merger, (i) Crescent-Maryland ceased to exist, (ii) the Registrant succeeded, to the fullest extent permitted by law, to all of the business, assets and liabilities of Crescent-Maryland, (iii) each share of common stock of Crescent-Maryland was automatically converted into a corresponding common share, par value $.01 per share, of the Registrant (the "Common Shares") and
(iv) the shares of common stock of Crescent-Maryland issued and outstanding immediately prior to the effective time of the Merger were, without further action, automatically canceled on and as of the effective time of the Merger. The Merger Agreement also reflects the merger of CRE Limited Partner, Inc., a Delaware corporation and a wholly owned subsidiary of Crescent-Maryland ("CRE Ltd."), into the Registrant. At the effective time of the Merger, each outstanding share of CRE Ltd. was cancelled. For a more complete description, reference is made to the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

         ITEM 3.  SECURITIES TO BE REGISTERED

         The Registrant is presently authorized to issue up to 250,000,000 Common Shares. Prior to the Merger, 1,000 Common Shares were issued, all of which were held by one individual. Such shares were canceled, without further action, on and as of the effective time of the Merger.

         ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         For a description of the Common Shares, see the Proxy Statement of Crescent-Maryland, dated May 20, 1996, which is incorporated by reference herein as Exhibit 2. Further reference is made to the Registrant's Restated Declaration of Trust, filed as Exhibit 4.01 to the Registrant's Registration Statement on Form S-3 (File No. 333-21905) and incorporated herein by reference and its Amended and Restated Bylaws, filed as Exhibit 4.02 to the Registrant's Registration Statement on Form S-3 (File No. 333-23005) and incorporated herein by reference, as
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well as to the applicable statutes and laws of the State of Texas, for a more complete description of the rights and liabilities of the holders of Common Shares.

         ITEM 5. FINANCIAL STATEMENTS AND EXHIBITS.

         The following is a list of all exhibits filed as a part of this application or statement on Form 8-B. No financial statements are required to be filed as a part of this application or statement.

  Exhibit No.                      Description of Exhibit
  -----------                      ----------------------

       1 Agreement and Plan of Merger, dated as of December 30, 1996, among Crescent Real Estate Equities, Inc. ("Crescent-Maryland"), CRE Limited Partner, Inc. and Crescent Real Estate Equities Company (filed herewith)

       2 Proxy Statement, dated May 20, 1996, of Crescent-Maryland is incorporated herein by reference

       3.3(i) Restated Declaration of Trust of Crescent Real Estate Equities Company (filed as Exhibit 4.01 to the Registration Statement of Crescent Real Estate Equities Trust on Form S-3 (File No. 333-21905) (the "1997 S-3"))

       3.3(ii) Amended and Restated Bylaws of Crescent Real Estate Equities Company (filed as Exhibit 4.02 to the Registration Statement of Crescent Real Estate Equities Trust on Form S-3 (File No. 333-23005) and incorporated herein by reference)

       3.4(i) Specimen Share Certificate of Common Shares, par value $.01 per share, of Crescent Real Estate Equities Company (filed as Exhibit 4.03 to the 1997 S-3)

       3.4(ii) Registration Rights Agreement, dated February 16, 1996, by and among Crescent Real Estate Equities Company, Crescent Real Estate Equities Limited Partnership and certain of the limited partners of Crescent Real Estate Equities Limited Partnership named therein (filed as Exhibit 4.02 to the Annual Report of Crescent Real Estate Equities Company on Form 10-K for the fiscal year ended December 31, 1996
                    (the "1996 10-K") and incorporated herein by reference).

       3.4(iii) Registration Rights Agreement dated January 20, 1997, by and among Crescent Real Estate Equities Company, Crescent Real Estate Equities Limited Partnership and certain of the limited partners of Crescent Real Estate Equities Limited Partnership named therein (filed as Exhibit 4.03 to the 1996 10-K)

       3.4(iv) Form of Registration Agreement relating to the acquisition of the Greenway Plaza Portfolio (filed as Exhibit 4.01 to the Current Report of Crescent-Maryland on Form 8-K dated and filed September 27, 1996 (the "1996 Form 8-K") and incorporated herein by reference)

       3.4(v) Registration Rights Agreement, dated as of June 26, 1996, relating to Canyon Ranch-Tucson (filed as Exhibit No. 4.02 to the 1996 Form 8-K and incorporated herein by reference)

       3.10(i) First Amended and Restated Agreement of Limited Partnership of Crescent Real Estate Equities Limited Partnership, dated May 5, 1994 (filed as Exhibit No. 10.01 to the Registration Statement of Crescent-Maryland on Form S-11 (File No. 33-75188) (the "1994 S-11") and incorporated herein by reference)

       3.10(ii) Form of Noncompetition Agreement (Goff) (filed as Exhibit No. 10.03 to the Registration Statement of Crescent-Maryland on Form S-11 (File No. 33-90226) (the "1995 S-11") and
                    incorporated herein by reference)

       3.10(iii)    Form of Noncompetition Agreement (Haddock) (filed as
                    Exhibit No. 10.04 to the 1995 S-11 and incorporated herein by reference)

       3.10(iv) Form of Employment Agreement (Goff) (filed as Exhibit 10.05 to the 1995 S-11 and incorporated herein by reference)

       3.10(v)      Form of Employment Agreement (Haddock) (filed as Exhibit
                    10.06 to the 1995 S-11 and incorporated herein by reference)

       3.10(vi) Form of Registration Rights, Lock-Up and Pledge Agreement (filed as Exhibit No. 10.05 to the 1994 S-11 and incorporated herein by reference)

       3.10(vii)    Form of Officers' and Directors' Indemnification Agreement
                    as entered into between Crescent-Maryland and each of its executive officers and directors (filed as Exhibit No.
                    10.08 to the 1995 S-11 and incorporated herein by reference)




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       3.10(viii)   Crescent Real Estate Equities, Inc. 1994 Stock Incentive
                    Plan (filed as Exhibit 10.07 to the 1994 S-11 and incorporated herein by reference)

       3.10(ix) Crescent Real Estate Equities, Ltd. 401(k) Plan (filed as Exhibit No. 10.10 to the 1995 S-11 and incorporated herein by reference)

       3.10(x) Agreement, dated as of August 15, 1996, relating to the acquisition of the Greenway Plaza Portfolio (filed as Exhibit No. 10.02 to the 1996 Form 8-K and incorporated herein by reference)

       3.10(xi) Form of Amended and Restated Lease Agreement, dated January 1, 1996, among Crescent Real Estate Equities Limited Partnership, Mogul Management, LLC and RoseStar Management, LLC, relating to the Hyatt Regency Beaver Creek (filed as
                    Exhibit 10.12 to the Annual Report of Crescent-Maryland on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 10-K") and incorporated herein by reference)

       3.10(xii)    Real Estate Purchase and Sale Agreement, dated January 29,
                    1997 between Crescent Real Estate Equities Limited
                    Partnership, as purchaser, and Magellan Health Services,
                    Inc., as seller, relating to the acquisition of approximately 90 hospitals, as amended effective February
                    28, 1997 (filed as Exhibit 10.13 to the 1996 10-K and incorporated herein by reference)

       3.10(xiii)   First Amended and Restated Revolving Credit Agreement,
                    dated September 30, 1994, among Crescent Real Estate
                    Equities Limited Partnership and The First National Bank of
                    Boston, Nationsbank of Texas, N.A., and Other Banks which are or may become Parties to the Agreement, and the First
                    National Bank of Boston, as Agent (filed as Exhibit No.
                    10.14 to the 1995 S-11 and incorporated herein by reference)

       3.10(xiv)    First Amended and Restated Crescent Real Estate Equities
                    Company 1995 Stock Incentive Plan (filed as Exhibit No.
                    10.15 to the 1996 10-K and incorporated herein by reference)

       3.10(xv) Lease Agreement, dated December 19, 1995 between Crescent Real Estate Equities Limited Partnership and RoseStar Management, LLC, relating to the Hyatt Regency Albuquerque (filed as Exhibit 10.16 to the 1995 10-K and incorporated herein by reference)

       3.10(xvi)    Amended and Restated Lease Agreement, dated June 30, 1995
                    between Crescent Real Estate Equities Limited Partnership and RoseStar Management, LLC, relating to the Denver
                    Marriott (filed as Exhibit 10.17 to the 1995 10-K and incorporated herein by reference)

       3.10(xvii)   Loan Agreement, dated August 24, 1995, including Form of
                    Deed of Trust, Assignment of Rents, Security Agreement and
                    Fixture Filing, and Amendment to Loan Agreement, dated
                    October 19, 1995, between Crescent Real Estate Funding I,
                    L.P. and Nomura Asset Capital Corporation (filed as Exhibit
                    10.15 to the 1995 10-K and incorporated herein by reference)

       3.10(xviii)  Loan Agreement, dated August 24, 1995, including Form of
                    Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing, between Crescent Real Estate Funding II, L.P. and Nomura Asset Capital Corporation (filed as Exhibit
                    10.19 to the 1995 10-K and incorporated herein by
                    reference)
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       3.10(xix)    Mortgage Loan Application and Agreement, dated October 3,
                    1995, as amended by letter agreements dated October 10, 1995 and October 30, 1995, between Crescent Real Estate Equities Limited Partnership and CIGNA Investments, Inc. and Secured Promissory Note dated December 11, 1995 (filed as Exhibit 10.20 to the 1995 10-K and incorporated herein by reference)

       3.10(xx) Amended and Restated Revolving Note, dated December 18, 1995, and the First Amendment thereto between Crescent Real Estate Equities Limited Partnership and The First National Bank of Boston (filed as Exhibit 10.21 to the 1995 10-K and incorporated herein by reference)

       3.10(xxi)    1995 Crescent Real Estate Equities Limited Partnership Unit
                    Incentive Plan (filed as Exhibit No. 99.01 to the
                    Registration Statement of Crescent-Maryland on Form S-8
                    (File No. 333-3452) and incorporated herein by reference)

       3.10(xxii)   1996 Crescent Real Estate Equities Limited Partnership Unit
                    Incentive Plan (filed as Exhibit 10.01 to the 1996 Form 8-K and incorporated herein by reference)

       3.10(xxiii)  Lease Agreement, dated July 26, 1996, between Canyon Ranch,
                    Inc. and Canyon Ranch Leasing, L.L.C. (filed as Exhibit
                    10.24 to the 1996 10-K and incorporated herein by reference)

       3.10(xxiv)   Lease Agreement, dated November 18, 1996, between Crescent
                    Real Estate Equities Limited Partnership and Wine Country
                    Hotel, LLC. (filed as Exhibit 10.25 to the 1996 10-K and incorporated herein by reference)

       3.10(xxv)    Lease Agreement, dated December 11, 1996, between Canyon
                    Ranch-Bellefontaine Associates, L.P. and Vintage Resorts,
                    LLC. (filed as Exhibit 10.26 to the 1996 10-K and incorporated herein by reference)

       3.21 List of Subsidiaries (filed as Exhibit 21.01 to the 1996 10-K and incorporated herein by reference)


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on the 24th day of March, 1997.



                                          CRESCENT REAL ESTATE EQUITIES COMPANY

                                          By:      /s/ Gerald W. Haddock
                                               -------------------------------
                                                   Gerald W. Haddock
                                                   President